Exhibit 11.1

Computation of Earnings Per Share

        The following summarizes the weighted average common shares issued and outstanding for the three-months ended March 31, 2004 and 2003:

	2004	2003

Common and common equivalent
shares outstanding:
Historical common equivalent	9,790,999	7,877,038
Weighted average common shares
issued during period	6,154	—

Weighted average common shares outstanding – basic and diluted	9,797,153	7,877,038

Net Loss	$306,965	$420,568

Net loss per basic and diluted share	(0.03)	(0.05)

        Basic loss per share is computed by dividing net loss by the weighted average number of common shares outstanding. Diluted loss per share is computed by dividing net loss by the weighted average number of common shares outstanding increased for potentially dilutive common shares outstanding during the period. The dilutive effect of equity instruments is calculated using the treasury stock method.

        Warrants to purchase 879,834 and 715,000 common shares as of March 31, 2004 and 2003, respectively, were excluded from the treasury stock calculation because they were anti-dilutive due to the Company’s net losses.